Exhibit 99.152

EXPERT’S CONSENT

The undersigned hereby consents to the use of his name in connection with the following reports and documents, which are being filed as exhibits to and incorporated by reference into the registration statement on Form 40-F of Lake Shore Gold Corp. (the “Registrant”) being filed with the United States Securities and Exchange Commission:

1.	News Release of the Registrant dated November 2, 2010.
2.	News Release of the Registrant dated September 30, 2010.
3.	News Release of the Registrant dated August 30, 2010.
4.	News Release of the Registrant dated August 10, 2010.
5.	News Release of the Registrant dated June 29, 2010.
6.	News Release of the Registrant dated April 27, 2010.
7.	News Release of the Registrant dated February 17, 2010.
8.	News Release of the Registrant dated January 18, 2010.
9.	Final Short Form Prospectus of Registrant, filed October 27, 2010.
10.	Preliminary Short Form Prospectus of Registrant, filed October 20, 2010.
11.	Final Short Form Prospectus of Registrant, filed September 2, 2010.
12.	Preliminary Short Form Prospectus of Registrant, filed August 24, 2010.
13.	Annual Information Form of the Registrant for the fiscal year ended December 31, 2010, dated as of March 30, 2011, filed on March 30, 2011.
14.	Annual Report of the Registrant for the year ended December 31, 2010, filed April 15, 2011.
15.	Annual Report of the Registrant for the year ended December 31, 2009, filed April 12, 2010.
16.	Management’s Discussion and Analysis for the three months ended March 31, 2011, and 2010, filed May 26, 2011.
17.	Management’s Discussion and Analysis for the fourth quarter and year ended December 31, 2010 and 2009, filed March 9, 2011.
18.	Management’s Discussion and Analysis for the three and nine months ended September 30, 2010, and 2009, filed November 10, 2010.
19.	Management’s Discussion and Analysis for the three and six months ended June 30, 2010 and 2009, filed August 10, 2010.
20.	Management’s Discussion and Analysis for the three months ended March 31, 2010, and 2009, filed May 5, 2010.
21.	Management’s Discussion and Analysis for the fourth quarter and year ended December 31, 2009 and 2008, filed March 10, 2010.

Dated: June 2, 2011.

/s/ Stephen Conquer
STEPHEN CONQUER, P. Geo.